                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                    FORM 10-Q


               Quarterly Report Pursuant to Section 13 or 15(d)
                    of the Securities Exchange Act of 1934

                      For the Period Ended March 31, 1996

                       Commission File Number:  0-15830

                             Raritan Bancorp Inc.
            (exact name of registrant as specified in its charter)


             Delaware                             22-2792402
     (State of Incorporation)      (I.R.S. Employer Identification Number)

     9 West Somerset Street, Raritan, New Jersey         08869
       (address of principal executive offices)        (zip code)



                                 908-725-0080
             (Registrant's telephone number, including area code)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                      X   Yes              No
                                     ---               ____

                     Applicable only to corporate issuers:

     As of May 1, 1996, 1,425,189 common shares, $.01 par value per share were outstanding.

                             RARITAN BANCORP INC.

                                   FORM 10-Q

                                     INDEX

                                                            PAGE
PART I - FINANCIAL INFORMATION

     ITEM 1    FINANCIAL STATEMENTS                           1

     ITEM 2    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF
               OPERATIONS                                     7

PART II - OTHER INFORMATION

     ITEM 1    LEGAL PROCEEDINGS                              11

     ITEM 2    CHANGES IN THE RIGHTS OF THE CORPORATION'S
               SECURITY HOLDERS                               11

     ITEM 3    DEFAULTS BY THE CORPORATION ON ITS SENIOR
               SECURITIES                                     11

     ITEM 4    SUBMISSION OF MATTERS TO A VOTE OF SECURITY
               HOLDERS                                        11

     ITEM 5    OTHER INFORMATION                              11

     ITEM 6    EXHIBITS AND REPORTS ON FORM 8-K               11

SIGNATURES                                                    12

                        PART 1 - FINANCIAL INFORMATION
                        ITEM 1. FINANCIAL STATEMENTS
                      RARITAN BANCORP INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                                (In thousands)


                                                             MARCH 31, 1996      DECEMBER 31, 1995
                                                              (UNAUDITED)            (AUDITED)
                                                          -------------------   -------------------
ASSETS:
- ------
  CASH AND DUE FROM BANKS                                 $            8,490    $            8,586
  FEDERAL FUNDS SOLD                                                  10,000                31,300
  SHORT-TERM INVESTMENT                                               14,000                     -
                                                          -------------------   -------------------
       TOTAL CASH AND CASH EQUIVALENTS                                32,490                39,886
  SECURITIES AVAILABLE FOR SALE, AT FAIR VALUE                        50,000                50,547
  INVESTMENT SECURITIES, NET (FAIR VALUE: $58,182
    AT March 31, 1996 AND $60,831 AT DECEMBER 31, 1995)               59,455                61,406
  LOANS                                                              197,534               195,639
    LESS: UNEARNED INCOME                                                440                   467
          ALLOWANCE FOR LOAN LOSSES                                    2,606                 2,582
                                                          -------------------   -------------------

                NET LOANS                                            194,488               192,590
                                                          -------------------   -------------------
  BANKING PREMISES AND EQUIPMENT, NET                                  3,295                 3,231
  FEDERAL HOME LOAN BANK OF NEW YORK STOCK, AT COST                    2,669                 2,669
  ACCRUED INTEREST RECEIVABLE                                          1,995                 1,859
  OTHER ASSETS                                                         2,449                 2,662
                                                          -------------------   -------------------

  TOTAL ASSETS                                            $          346,841    $          354,810
                                                          ===================   ===================


LIABILITIES AND SHAREHOLDERS' EQUITY
- ------------------------------------

  DUE TO DEPOSITORS:
    INTEREST-BEARING                                      $          299,343    $          294,210
    NON-INTEREST-BEARING                                              19,222                20,828
                                                          -------------------   ------------------
                TOTAL DEPOSITS                                       318,565               315,038
  BORROWINGS                                                             206                10,206
  ACCRUED INTEREST PAYABLE                                                55                    61
  ACCRUED EXPENSES
    AND OTHER LIABILITIES                                              2,899                 3,157
                                                          -------------------   -------------------

                TOTAL LIABILITIES                                    321,725               328,462
                                                          -------------------   -------------------
  SHAREHOLDERS' EQUITY:
    PREFERRED STOCK, $.01 PAR VALUE, 2,000,000
     SHARES AUTHORIZED, NONE ISSUED
    COMMON STOCK, $.01 PAR VALUE, 3,500,000
     SHARES AUTHORIZED; 1,725,000 SHARES ISSUED
     WITH 1,426,689 SHARES OUTSTANDING AT
     MARCH 31, 1996 AND 1,492,189 SHARES
     OUTSTANDING AT DECEMBER 31, 1995                                     17                    17
  ADDITIONAL PAID-IN CAPITAL                                          10,596                10,598
  RETAINED EARNINGS                                                   18,323                17,801
  FAIR VALUE ADJUSTMENT OF SECURITIES
    AVAILABLE FOR SALE, NET OF TAX                                       108                   416
  LESS: UNALLOCATED COMMON STOCK ACQUIRED BY THE ESOP                   (206)                 (206)
         COST OF COMMON STOCK IN TREASURY, 298,311
          SHARES AT MARCH 31, 1996 AND 232,811 SHARES
          AT DECEMBER 31,1995                                         (3,722)               (2,278)
                                                          -------------------   -------------------
        TOTAL SHAREHOLDERS' EQUITY                                    25,116                26,348
COMMITMENTS AND CONTINGENCIES                             -------------------   -------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $          346,841    $          354,810
                                                          ===================   ===================


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                             THREE MONTHS ENDED
                                                                                MARCH 31,
                                                                    ---------------------------------
                                                                         1996                1995
                                                                    -------------       -------------
INTEREST INCOME:
  INTEREST AND FEES ON REAL ESTATE LOANS                              $    3,096          $    2,832
  INTEREST AND FEES ON OTHER LOANS                                           903                 856
  INTEREST AND DIVIDENDS ON INVESTMENT SECURITIES:
     TAXABLE                                                               1,692               1,882
     TAX-EXEMPT                                                               13                  13
  INTEREST ON DEPOSITS IN OTHER BANKS                                        315                  95
                                                                    -------------       -------------
     TOTAL INTEREST INCOME                                                 6,019               5,678
                                                                    -------------       -------------

INTEREST EXPENSE:
  INTEREST ON DEPOSIT ACCOUNTS                                             3,210               2,859
  INTEREST ON BORROWINGS                                                      10                 148
                                                                    -------------       -------------
     TOTAL INTEREST EXPENSE                                                3,220               3,007
                                                                    -------------       -------------

  NET INTEREST INCOME                                                      2,799               2,671

PROVISION FOR LOAN LOSSES                                                     75                  75
                                                                    -------------       -------------

  NET INTEREST INCOME AFTER PROVISION
     FOR LOAN LOSSES                                                       2,724               2,596

OTHER INCOME:
  SERVICE CHARGES AND OTHER INCOME                                           174                 151
  GAINS ON NET SECURITIES TRANSACTIONS                                         -                   -
  GAINS ON SALE OF LOANS                                                       -                   -
                                                                    -------------       -------------
     TOTAL OTHER INCOME                                                      174                 151
                                                                    -------------       -------------

OPERATING EXPENSES:
  SALARIES AND EMPLOYEE BENEFITS                                             907                 853
  OCCUPANCY EXPENSE                                                          199                 159
  FDIC INSURANCE PREMIUM                                                      43                 169
  NET COST OF OPERATION OF OTHER REAL ESTATE                                   8                  20
  OTHER OPERATING EXPENSES                                                   560                 506
                                                                    -------------       -------------
     TOTAL OPERATING EXPENSES                                              1,717               1,707
                                                                    -------------       -------------

INCOME BEFORE INCOME TAX EXPENSE                                           1,181               1,040
INCOME TAX EXPENSE                                                           438                 387
                                                                    -------------       -------------
NET INCOME                                                            $      743          $      653
                                                                    =============       =============

AVERAGE NUMBER OF SHARES OUTSTANDING:
     PRIMARY                                                           1,597,324           1,629,686
                                                                    =============       =============
     FULLY DILUTED                                                     1,597,324           1,635,910
                                                                    =============       =============
NET INCOME PER SHARE:
     PRIMARY                                                          $     0.46          $     0.40
                                                                    =============       =============
     FULLY DILUTED                                                    $     0.46          $     0.40
                                                                    =============        ============


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      RARITAN BANCORP INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                (IN THOUSANDS)
                                  (UNAUDITED)

                                                                      FOR THE NINE MONTHS ENDED MARCH 31,
                                                                      -------------------------------
                                                                          1996               1995
                                                                      ------------       ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME                                                             $     743          $     653
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
  PROVIDED BY OPERATING ACTIVITIES:
  INCREASE IN ACCRUED INTEREST RECEIVABLE                                   (136)               (28)
  AMORTIZATION ON SECURITIES, NET                                             54                 27
  PROVISION FOR LOAN LOSSES                                                   75                 75
  GAIN ON NET SECURITIES TRANSACTIONS                                          -                  -
  INCREASE (DECREASE) IN ACCRUED INTEREST PAYABLE                             (6)                 8
  INCREASE IN ACCRUED EXPENSES                                                69                 83
  INCREASE IN PREPAID EXPENSES                                              (127)              (254)
  DEPRECIATION                                                                89                 91
  CREDIT TO DEFERRED INCOME TAX BENEFIT                                      (79)               (11)
  INCREASE IN INCOME TAXES PAYABLE                                           492                398
  NET INCREASE, OTHER                                                       (310)              (769)
                                                                      -----------          ----------
     TOTAL CASH PROVIDED BY OPERATING ACTIVITIES                                  $   864              $     273

CASH FLOWS FROM INVESTING ACTIVITIES:
  PROCEEDS FROM CALL AND REPAYMENTS OF SECURITIES AVAILABLE-
    FOR-SALE                                                               3,017                814
  PROCEEDS FROM REPAYMENTS OF INVESTMENT SECURITIES, NET                   1,928              2,799
  PURCHASE OF SECURITIES AVAILABLE-FOR-SALE                               (2,962)                 -
  PURCHASE OF FEDERAL HOME LOAN BANK
    OF NEW YORK STOCK                                                          -                 (4)
  NET DISBURSEMENTS FROM LOANS                                            (1,950)            (4,279)
  PROCEEDS FROM DISPOSAL OF REAL ESTATE                                        -                 25
  CAPITAL EXPENDITURES                                                      (153)                (2)
                                                                      -----------          ----------
   NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                               (120)                  (647)

CASH FLOWS FROM FINANCING ACTIVITIES:
  NET DECREASE IN DEMAND DEPOSITS, MONEY MARKET ACCOUNTS,
  NOW ACCOUNTS, PRIME PERFORMANCE ACCOUNTS,
  AND SAVINGS ACCOUNTS                                                    (3,776)           (13,083)
  NET INCREASE IN MARKET-RATE CERTIFICATES                                 7,303             12,240
  COMMON STOCK SOLD UNDER STOCK OPTION PLAN                                   30                  -
  TREASURY STOCK ACQUIRED, AT COST                                        (1,476)                 -
  REPAYMENT OF ADVANCE FROM FEDERAL HOME LOAN BANK OF NEW YORK           (10,000)                 -
  NET CHANGE IN BORROWING UNDER REPURCHASE AGREEMENT                           -             (2,953)
  CASH DIVIDENDS PAID                                                       (221)              (196)
                                                                      -----------          ----------

   NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                             (8,140)                (3,992)

                                                                                -----------      ----------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               (7,396)                (4,366)
  CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                 39,886                 16,343
                                                                                -----------      ----------------
  CASH AND CASH EQUIVALENTS AT END OF PERIOD                                     $ 32,490         $       11,977
                                                                                ===========      ================

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:                                 FOR THE THREE MONTHS ENDED MARCH
                                                                                --------------------------------
                                                                                    1996               1995
                                                                                -----------      ---------------

INTEREST PAID                                                                    $   3,211        $      2,848
                                                                                ===========      ===============

INCOME TAXES PAID                                                                $      25        $          -
                                                                                ===========      ===============

MORTGAGE LOANS ORIGINATED TO REFINANCE THE
  DISPOSAL OF REAL ESTATE ACQUIRED BY FORECLOSURE                                $       -        $         75
                                                                                ===========      ===============


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      RARITAN BANCORP INC. AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

Note 1: The consolidated financial statements include the accounts of the Raritan Bancorp Inc. ("Corporation") and its wholly-owned subsidiary, The Raritan Savings Bank ("Bank").

The consolidated balance sheet at March 31, 1996, the consolidated statements of income for the three month periods ended March 31, 1996 and 1995, and the consolidated statements of cash flows for the three month periods ended March 31, 1996 and 1995, have been prepared by the Corporation without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial condition, results of operations, and changes in cash flows at March 31, 1996 for all periods presented have been made.

Included in cash and cash equivalents are cash and amounts due from banks, federal funds sold and term deposits with original maturities of less than ninety days. Generally, federal funds sold are for one-day periods.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These consolidated financial statements are to be read in conjunction with the December 31, 1995 audited financial statements and notes thereto.

Interim results are not necessarily indicative of results for the full year.

Note 2: Securities available for sale, at fair value, and investment securities, net:

The amortized cost of securities and their estimated fair values at March 31, 1996, were as follows:

                                                                          Gross       Gross       Estimated
                                                           Amortized    Unrealized  Unrealized     Fair
                                                              Cost        Gains       Losses       Value
                                                              ----        -----       ------       -----
                                                                                 (Unaudited)
                                                                                (In thousands)
Securities available for sale, at fair value:
U.S. Treasury securities and obligations
 of U.S. Government agencies                                 $14,482        $  23     $   (49)    $14,456
Obligations of states and political
 subdivisions                                                    761           40           -         801
Mortgage-backed securities issued by
 Federal agencies                                             34,595          421        (273)     34,743
                                                             --------------------------------------------
                                                             $49,838        $ 484     $  (322)    $50,000
                                                            =============================================

Investment securities, net:
Mortgage-backed securities issued by Federal agencies        $59,455        $   -     $(1,273)    $58,182
                                                            =============================================

  The amortized cost of securities and their estimated market value at December 31, 1995 were as follows:

                                                                                Gross        Gross      Estimated
                                                                Amortized    Unrealized    Unrealized     Fair
                                                                  Cost          Gains        Losses       Value
                                                                  ----          -----        ------       -----
                                                                                     (Audited)
                                                                                   (In thousands)
Securities available-for-sale, at fair value:
U.S. Treasury securities and obligations
 of U.S. Government agencies                                    $ 12,533     $  51        $   -         $12,584
Obligations of states and political
 subdivisions                                                        761        43            -             804
Mortgage-backed securities issued by
 Federal agencies                                                 36,630       579           (50)        37,159
                                                                  ---------------------------------------------
                                                                $ 49,924     $ 673        $  (50)       $50,547
                                                                ===============================================
Investment securities, net:
Mortgage-backed securities issued by Federal agencies           $ 61,406     $  -         $ (575)       $60,831
                                                                ===============================================

There were no sales of securities during the three month periods ended March 31, 1996 and 1995.

Note 3: Loans and Allowance for Loan Losses:
 Loans are summarized as follows:

                                 March 31, 1996  December 31, 1995
                                ---------------  -----------------
                                  (Unaudited)        (Audited)
                                          (In thousands)
Real estate:
   Conventional                 $148,712                 $147,673
   Construction                    8,216                    8,536
                                ---------------------------------
                                 156,928                  156,209
Consumer loans                    29,513                   28,886
Commercial loans                  11,093                   10,544
                                ---------------------------------
                                $197,534                 $195,639
                                =================================

The activity in the allowance for loan losses follows:

                                     Three Months Ended March 31,
                                     ----------------------------
                                       1996                1995
                                       ----                ----
                                             (Unaudited)
                                           (In thousands)
Balance at beginning of period       $2,582                $2,729
Provision charged to operations          75                    75
Charge-offs                             (54)                  (89)
Recoveries                                3                     -
                                      ---------------------------
Balance at end of period             $2,606                $2,715
                                     ============================

Non-performing loans (over 90 days delinquent), in-substance foreclosed loans (included in Loans) and real estate acquired by foreclosure (included in Other Assets), totaled $2,371,000 and $2,105,000 at September 30, 1995 and December 31, 1994, respectively, as follows:

                                                  March 31, 1996                December 31, 1995
                                                  --------------                -----------------
                                                 Number       Amount           Number        Amount
                                                 of Loans    (In thousands)    of Loans     (In Thousands)
                                                 --------    --------------    --------     --------------
Description:                                           (Unaudited)                    (Audited)
First mortgage loans                                  5       $  831            3            $  317
Home equity loans                                     1           37            2                36
Second mortgage loans                                 -           -             2                98
Consumer loans                                        1           12            -                 -
Commrecial loans                                      3          354            2               326
Loans with modified terms                             3          271            3               278
                                                      ---------------------------------------------
   Total non-performing loans                        13        1,505           12             1,055
Real estate acquired by foreclosure (included         1          170            1               170
   in Other Assets)                                  ----------------------------------------------
                                                     14        1,675           13             1,225
Non-accrual loans less than 90 days delinquent        4          913            -                 -
                                                     ----------------------------------------------
                                                     18      $ 2,588           13           $ 1,225
                                                     ==============================================

The loss of interest on loans charged-off, real estate acquired by foreclosure and non-accrual loans less than 90 days delinquent totaled approximately $55,000 and $75,000 for the three months ended March 31, 1996 and 1995, respectively.

At March 31, 1996 and December 31, 1995, the Corporation had impaired loans totaling $1,505,000 and $1,055,000, respectively. The Corporation calculated a total allowance of $273,000 and $122,000 at March 31, 1996 and December 31, respectively. Impaired loans averaged $1,742,000 and $1,124,000 for the three months ended March 31, 1996 and 1995, respectively. Interest income totaling $23,000 and $3,000 was recognized, all on a cash basis, on impaired loans for the three months ended March 31, 1996 and 1995, respectively.


Note 4:  Pending Acquisition and Merger ("Manville"):

On March 8, 1996, the Federal Deposit Insurance Corporation stated in writing that it intends to issue a letter of non-objection to the conversion of Manville Savings Bank, SLA from a New Jersey-chartered mutual savings bank to a New Jersey-chartered stock savings bank by merging into the Raritan Savings Bank, and Raritan Bancorp is to issue shares of conversion stock in an offering to the depositors of Manville Savings. The conversion and merger are being conducted pursuant to a plan of conversion. The plan of conversion and the merger of Manville Savings into Raritan Savings have been approved by the Commissioner of Banking of the State of New Jersey. The merger is also subject to, among other things, the approval of the plan of conversion by Manville Savings' depositors.

The transaction is expected to close during the second quarter of 1996.

At March 31, 1996, Manville had total assets of $15.6 million and total deposits of $14.1 million.

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations

At March 31, 1996, the Corporation's total assets decreased to $346.8 million from $354.8 million at December 31, 1995. Net loans and deposits increased to $194.5 million and $318.6 million from $192.6 million and $315.0 million, respectively, at December 31, 1995. Deposits outflows, exclusive of interest credited, exceeded inflows by $.3 million during the first three months of 1996.

Non-performing loans (over 90 days delinquent), real estate acquired by foreclosure and non-accrual loans less than 90 days delinquent totaled $2,588,000 or 1.32% of total net loans plus real estate acquired by foreclosure at March 31, 1996, compared to $1,225,000 or 0.64% of total net loans plus real estate acquired by foreclosure at December 31, 1995.

During each of the three month periods ended March 31, 1996 and 1995, the Corporation added $75,000 respectively, to the allowance for loan losses. The identical provisions were in response to a strengthening economy and recovering real estate market in central New Jersey, together with aggressive recognition and resolution of existing and potential problem areas. The overall loan portfolio is also reviewed when calculating the provision.

Non-performing loans (over 90 days delinquent), real estate acquired by foreclosure (included in Other Assets) and non-accrual loans less than 90 days delinquent totaled $2,588,000 and $1,225,000 at March 31, 1996 and December 31, 1995, respectively, as follows:

                                                  March 31, 1996            December 31, 1995
                                                  --------------            -----------------
                                                 Number    Amount           Number     Amount
                                                 of Loans  (In thousands)   of Loans   (In Thousands)
                                                 --------  --------------   --------   -------------
Description:                                         (Unaudited)                  (Audited)
First mortgage loans                                5      $   831          3         $   317
Home equity loans                                   1           37          2              36
Second mortgage loans                               -           -           2              98
Consumer loans                                      1           12          -               -
Commrecial loans                                    3          354          2             326
Loans with modified terms                           3          271          3             278
                                                    -----------------------------------------
  Total non-performing loans                       13        1,505         12           1,055
Real estate acquired by foreclosure
  (included in Other Assets)                        1          170          1             170
                                                   ------------------------------------------
                                                   14        1,675         13           1,225
Non-accrual loans less than 90 days delinquent      4          913          -               -
                                                   ------------------------------------------
                                                   18      $ 2,588         13         $ 1,225
                                                   ==========================================


Of the thirteen non-performing loans at March 31, 1996, twelve ($1,476,000) are collateralized by real estate and one ($29,000) is unsecured. Real estate acquired by foreclosure consists of one single-family residence. The four non-accrual loans are secured by real estate.

Based on a review of each individual non-performing loan and non-accrual loan less than 90 days delinquent, and loans rated loss, doubtful, substandard and special mention according to regulatory definition, a specific allowance of $1,238,000 has been allocated to such loans, together with a general allowance of $1,368,000 on the remaining loan portfolio taken as a whole. During the quarter ended March 31, 1996 loans totaling $54,000 were charged off.

On an ongoing basis, management reviews the overall adequacy of the allowance for loan losses based on an evaluation of the risk characteristics of the loan portfolio both on potential individual problem loans, and on the aggregate loan portfolio taken as a whole. Such factors as the financial condition of the borrower, the fair value of the underlying collateral and other items which, in management's opinion, deserve recognition in estimating the adequacy of the allowance for loan losses are evaluated. When reviewing the adequacy of the allowance for loan losses, management reviews the status of the current (and potential) non-performing loans, delinquency trends, coverage ratios and various economic and other factors, and determines what levels of allowance for loan losses is necessary to absorb current losses in the loan portfolio.

Shareholders' equity totaled $25.1 million, or $17.60 per share at March 31, 1996, compared to $26.3 million, or $17.66 per share at December 31, 1995. The increase in shareholders' equity is the result of net income totaling $743,000 for the three months ended March 31, 1996, the issuance of 3,000 shares of common stock for $30,000 via the exercise of stock options, offset by a decrease in the fair value adjustment of securities available-for-sale of $308,000, by paying dividends of $221,000 to shareholders and the repurchase of 68,500 shares of the Corporation's common stock for $1,476,000.


Results of Operations:

Raritan Bancorp Inc. and its subsidiary recorded net income of $743,000 for the first quarter of 1996 compared to $653,000 for the same period in 1995.

Net interest income increased for the first quarter of 1996 to $2,799,000 from $2,671,000, or 4.8% for the comparable quarter in 1995, as a result of an increase in average net earning assets to $34.9 million from $29.2 million a year earlier, offset by a decrease in the interest rate spread to 2.92% from 2.99% a year earlier. Higher cost of consumer deposit rates (when compared to the first three months of 1995) contributed to the decrease in the interest rate spread.

Net interest income for the first three months of 1996 was also affected by the loss of interest on non-performing loans, non-accrual loans and real estate acquired by foreclosure. When a loan becomes more than ninety days delinquent, the Corporation ceases to accrue income and deducts interest income on that loan which had previously been accrued into interest income for such period of time. The loss of interest on loans charged off, non-performing loans, non-accrual loans,and real estate acquired by foreclosure for the first three months of 1996 was approximately $55,000 compared to $75,000 for the corresponding 1995.

The provision for loans losses for the first quarter of both 1996 and 1995 was $75,000. As described in the discussion of the Corporation's financial condition, The identical provisions were in response to a strengthening economy and recovering real estate market in central New Jersey, together with aggressive recognition and resolution of existing and potential problem areas. The overall loan portfolio is also reviewed when calculating the provision.

Management calculated the provision based on a review of the required allowance at March 31, 1996. All non-performing loans and loans rated loss, doubtful, substandard and special mention according to regulatory definition were reviewed and a specific allowance of $1,238,000 was determined to be adequate by comparing the existing loan balances with the value of supporting collateral. A review of the remaining loan portfolio was made and a general allowance of approximately $1,368,000 was deemed reasonable and was established by assigning risk factors to the various loan categories based on the collateral securing the appropriate loans and historical trends. The first quarter, 1996 provision of $75,000 was then charged to operations to establish the $2,606,000 allowance for loan losses at March 31, 1996.

Other expenses for the first three months of 1996 were $1,717,000 compared to $1,707,000 for the corresponding period in 1995. Salaries and employee benefits increased $54,000, or 6.3%, to $907,000 for the first quarter of 1996 from $853,000 for the comparable period in 1995. Merit and cost of living adjustments contributed to the increase. Occupancy expense increased $40,000, or 25.2%, for the first quarter of 1996, compared to the corresponding 1995 period primarily as a result of increased snow removal costs incurred during 1996. The FDIC insurance premium decreased $126,000, or 74.6%, to $43,000 for the first quarter of 1996 from $169,000 for the comparable period in 1995 as a result of the reduction in the FDIC's Bank Insurance Fund's insurance premium rates. Net cost of operation of other real estate decreased $12,000 for the first quarter of 1996 from the corresponding period in 1995 as most provisions and expenditures had already been made in prior periods to bring the properties to saleable condition. Other operating expenses increased $54,000, or 10.7%, to $560,000, for the first quarter of 1996 when compared to the first quarter of 1995. Increases in outside service bureau expenses, supervisory examination fees, consultant fees and marketing expenses offset by a decrease in legal fees contributed to the increase.

The Corporation's annualized return on average total assets and average shareholders' equity was 0.86% and 11.46%,respectively, for the first quarter of 1996, compared to 0.79% and 10.81%, respectively, for the comparable period in 1995.

Liquidity and Capital Resources

The Corporation's liquidity is a measure of its ability to fund loans and withdrawal of deposits in a cost-effective manner. The Corporation's principal sources of funds are deposits, scheduled amortization and repayment of loan principal, maturities of investment securities and funds provided by operations. At March, 31, 1996, the Corporation's liquid assets (cash and cash equivalents and investment securities maturing in one year or less) totaled $41.0 million which represents 11.8% of total assets.

The Corporation's main liquidity demands come from loan disbursements which totaled approximately $14.3 million for the first three months of 1996. At March 31, 1996 outstanding commitments to extend credit totaled $32.8 million. Management believes that the Corporation has adequate sources of liquidity to fund these commitments.

The Bank has a borrowing arrangement with the Federal Home Loan Bank of New York which can provide additional funds, if needed. At March 31, 1996, this borrowing capacity totaled $35.4 million.

Both the Corporation and the Bank are subject to regulatory capital requirements mandated by the Federal Reserve Board (FRB) and the Federal Deposit Insurance Corporation (FDIC), respectively. Both are required to maintain minimum capital requirements, defined by both the FRB and FDIC as risk-based ratio capital (Tier 1 and Total) and leverage capital ratio.

The following chart presents the minimum capital requirement ratios and the actual ratios for both the Corporation and the Bank:

                                 March 31, 1996
                                 --------------
                            Required   Actual   Excess
                            --------   ------   ------
THE CORPORATION:
 Risk-based capital:
  Tier 1                        4.00%  13.576%   9.576%
  Total                         8.00   14.829    6.829

  Leverage capital ratio        4.00    6.98     2.98

THE BANK:
 Risk-based capital:
  Tier 1                        4.00%  13.562%   9.562%
  Total                         8.00   14.816    6.816
  Leverage capital ratio        4.00    6.97     3.97

                         PART II -- OTHER INFORMATION

Item 1.  Legal Proceedings.

         Not applicable.

Item 2.  Changes in Securities.

         Not applicable.

Item 3.  Defaults Upon Senior Securities.

         Not applicable.

Item 4.  Submission of Matters to a Vote of Securities Holders.

         (a) The annual meeting of the security holders of Raritan Bancorp Inc. took place on April 4, 1996.

        (b)(i) The following directors were elected to a three-year term:

                                                             Number of Votes      Number of Votes
               Name                 Expiration of Term          in Favor             Withheld
               ----                 -------------------         --------             --------
       William T. Anderson, M.D.           1999                1,309,876               52,416
       William W. Crouse                   1999                1,310,976               51,316



        (b)(ii) The following directors' term of office continued after the meeting:

                                      Expiration
            Name                       of Term
            ----                      ----------
       William T. Kelleher, Jr.          1997
       Thomas F. Tansey                  1997
       Arlyn D. Rus                      1998
       Richard E. Fischer                1998


         (c) KPMG Peat Marwick LLP was ratified as the Corporation's auditors by a vote of 1,314,960 shares For, 4,565 shares Against and 12,573 shares Abstained.

         (d) A shareholder proposal regarding the sale of the Corporation was defeated by a vote of 954,574 shares Against, 144,750 shares For and 12,573 shares Abstained.

Item 5.  Other Information.

         Not applicable.

Item 6.  Exhibits and Reports on Form 8-K.

         Not applicable.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           RARITAN BANCORP INC.
                                           --------------------
                                                (Registrant)

Date: May 1, 1996                       By: /s/ Arlyn D. Rus
                                            ----------------
                                                  Arlyn D. Rus
                                                  Chairman, President and
                                                  Chief Executive Officer
                                                  Director

Date: May 1, 1996                       By: /s/ Thomas F. Tansey
                                            --------------------
                                                  Thomas F. Tansey
                                                  Executive Vice President,
                                                  Chief Operating Officer and
                                                  Treasurer
                                                  Director